

Raymond J. Seabrook
Senior Vice President and Chief Financial Officer
(303) 460-2129 • Fax (303) 460-2127

February 1, 2006   Via Facsimile

Mr. John Hartz
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549-0404

Re: Your letter dated January 31, 2006 and our Conference Call Today
      File No. 001-7349

Dear Mr. Hartz:

Thank you for taking time to discuss our business segment financial information today. We appreciate your input today and throughout the review process.

We believe our reporting structure has complied with FASB Statement No. 131. However, based on our conversations with you, Ball is reviewing its internal reporting structure and now intends to disaggregate its North American Packaging segment into:

> N. A. Metal Beverage Containers
> N. A. Metal Food Containers
> N. A. Plastic Containers

We intend to reflect the changes in reporting structure in our 2005 Form 10-K and conform prior periods.

Again, we appreciate all your assistance in the process.

Yours truly,

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